June 18, 2025

John Han
Chief Financial Officer
DeFi Development Corp.
6401 Congress Avenue, Suite 250
Boca Raton, FL 33487

       Re: DeFi Development Corp.
           Registration Statement on Form S-1
           Filed June 11, 2025
           File No. 333-287964
Dear John Han:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aisha Adegbuyi at 202-551-8754 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Allison Handy, Esq.